FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 20 April, 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



           International Power Subsidiary Signs Agreement to Acquire
              632 MW Coal Fired Coleto Creek Power Plant in Texas

(London - 20 April 2006) International Power plc today announces that its wholly owned subsidiary, American National Power Inc., has agreed to acquire the 632 MW coal fired Coleto Creek Power generation facility from Topaz Power Group, a joint venture between Carlyle/Riverstone and Sempra Generation (a subsidiary of Sempra Energy), for a total cash consideration of US$1.14 billion (GBP640 million).

Philip Cox, CEO of International Power, said, "Coleto Creek Power is one of the lowest cost generators in Texas and provides fuel diversity to our existing 3,000 MW portfolio of gas fired CCGT generation in Texas. The output of the station is largely contracted and the acquisition will be immediately earnings and cash flow enhancing."

Coleto Creek Power is a 632 MW pulverised coal fired generation plant commissioned in 1980 and located in Goliad County, Texas, which is within the South Zone of the ERCOT market. Coal for the plant is sourced from the Powder River Basin, and is delivered to the plant by rail. Existing, multi-year contracts are in place for coal supply and rail transportation.

The majority of the plant's output is forward contracted to 2009. Additional forward contracts have been agreed and will be put in place through to 2013 for approximately 50% of the plant's output. The credit support required for these forward hedging arrangements will be provided within the financing facility.

The acquisition of the plant will be 75% funded by project non-recourse debt. The investment by International Power will be US$288 million (GBP162 million) and will be funded from current liquid resources. The remaining consideration (US$852 million), together with working capital requirements will be funded by a fully underwritten non-recourse debt facility of US$935 million (GBP525 million). The acquisition is subject to regulatory approval and expected to complete in the third quarter of 2006.

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For further information please contact:


Investor Contact:                      Media Contact:

Anna Hirst                             Andrew Mitchell
+44 (0)20 7320 8788                    Finsbury
                                       +44 (0)20 7251 3801

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About International Power

International Power plc is a leading independent electricity generating company with 16,642 MW (net) in operation and 1,729 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power is listed on the London Stock Exchange and the New York Stock Exchange (as ADR's) with ticker symbol IPR. Company website: www.ipplc.com

American National Power Inc. (ANP) is the wholly owned subsidiary of IPR with operations in the US. ANP has power plants in operation totaling 4,601 MW in New England, Texas, Georgia and Puerto Rico.



                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary